ORAMED PHARMACEUTICALS INC.
Hi-Tech Park 2/5
PO Box 39098
Jerusalem 91390, Israel

                March 3, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Nandini Acharya, Esq., Division of Corporation Finance

Re:	Oramed Pharmaceuticals Inc.
Registration Statement on Form S-1, filed January 11, 2010, as amended
SEC File No. 333-164288

Dear Ms. Acharya:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, it is hereby requested that the effective date of the above-referenced Registration Statement on Form S-1 of Oramed Pharmaceuticals Inc. (the “Company”) be accelerated and that the Registration Statement become effective at 4:30 P.M. on March 3, 2010, or as soon thereafter as possible.

In connection with the foregoing acceleration request, the Company acknowledges that:

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Should the Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

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The Company may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ORAMED PHARMACEUTICALS INC.

By: /s/ Yifat Zommer
Yifat Zommer
Chief Financial Officer